Washington, D.C. 20549
UNITEDSTATES

UDITED REPORT
M X-17A-5
ART III



19005655

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DB

SEC Processing Section

FEB 2 5 2019

Washington DC

SEC FILE NUMBER
8-44742

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/18_____AND ENDING_____12/31/18_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guggenheim Investor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Madison Avenue

(No. and Street)

New York   NY   10017

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dina DiLorenzo   (212) 901-9405

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

200 E. Randolph St.   Chicago   IL   60601

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Dina DiLorenzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guggenheim Investor Services, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None
_____

_____

_____

_____
Signature

AUTHORIZED SIGNATORY
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUGGENHEIM INVESTOR SERVICES, LLC

December 31, 2018

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Guggenheim Investor Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Guggenheim Investor Services, LLC (the Company) as of December 31, 2018 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2003.

Chicago, Illinois
February 21, 2019

GUGGENHEIM INVESTOR SERVICES, LLC

Statement of Financial Condition
December 31, 2018

Assets

Cash	$	5,402,148
Due from affiliates		20,833
Other assets		31,862
Total assets	$	5,454,843

Liabilities and Member's Equity

Accrued expenses and other liabilities	$	219,127
Due to affiliates		465,838
Total liabilities		684,965
Member's equity		4,769,878
Total liabilities and member's equity	$	5,454,843

The accompanying notes are an integral part of this financial statement.

GUGGENHEIM INVESTOR SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2018

1. Organization and Nature of Business

Guggenheim Investor Services, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of GWM Holdco, LLC (Parent) whose ultimate parent is Guggenheim Capital, LLC (Guggenheim).

The Company engages in advisory services for financial structuring transactions and acts as a placement agent to certain private funds managed by its affiliates.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes
The Company is a single member LLC, organized as a Delaware Limited Liability Company, and treated as a disregarded entity for U.S. income tax purposes. State tax liabilities are determined under individual state laws. The Company has no federal or state tax liabilities in 2018. The results of the Company's operations are included in the federal and state income tax returns of the Parent.

Accounting Standards Codification (ASC) 740-10, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely than-not" of being sustained by the applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2018. Further, as of December 31, 2018, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU, as amended, provides comprehensive guidance on the accounting and disclosure requirements for leases and increases transparency and comparability among organizations by requiring the recognition of all leases exceeding one year on the statement of financial condition. Most prominent among the changes in the standard is the recognition of right-of-use assets and lease liabilities by lessees for leases classified

GUGGENHEIM INVESTOR SERVICES, LLC

Notes to Statement of Financial Condition
December 31, 2018

as operating leases under current GAAP. The right-of-use asset and lease liability will initially be measured based on the present value of the remaining rental payments. The guidance is effective for annual and interim periods beginning after December 15, 2018. The Company believes that the standard will not have a material impact on its statement of financial condition. The Company continues to evaluate the effect of ASU 2016-02, including the changes to the related disclosures.

3. Related-Party Transactions

The Company provides placement services for affiliates. The affiliates may reimburse the Company for expenses incurred for licensing and registration of affiliates' representatives. The unpaid portion of fees associated with these services totaled $20,833 as of December 31, 2018 and is included in due from affiliates in the statement of financial condition.

Certain services are charged to the Company from its affiliates under the Services and Expense Agreement (Expense Agreement). These services include, but are not limited to administrative, compliance, legal, business and operations personnel, premises, human resources, information technology, systems and office administration. The unpaid portion of fees associated with these services totaled $465,838 as of December 31, 2018 and is included in due to affiliates in the statement of financial condition.

The Company has a service agreement with a subsidiary of Guggenheim under which accounting and compliance services are provided to the Company.

4. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of the greater of minimum net capital of $50,000, or 6 2/3%, of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, net capital was $4,717,183, an excess of $4,667,183, and the ratio of aggregate indebtedness to net capital was 0.15 to 1.

The Company does not carry customer accounts. The Company claims an exemption under SEC Rule 15c3-3 under paragraph (k)(2)(i).

5. Subsequent Events

Management has evaluated all subsequent transactions and events after the statement of financial condition date through February 21, 2019, the date the financial statements were available to be issued and, except as disclosed herein, has determined that no items require disclosure.